As filed with the Securities and Exchange Commission on April 15, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

CORPORATE CAPITAL TRUST II
(Name of Subject Company (Issuer))

CORPORATE CAPITAL TRUST II
(Names of filing Persons (Offeror and Issuer))

Common Shares of Beneficial Interest, Par Value $0.001 per share
(Title of Class of Securities)

21989U 104
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Michael C. Forman
Chief Executive Officer
Corporate Capital Trust II
201 Rouse Boulevard
Philadelphia, Pennsylvania 19112
Tel: (215) 495-1150
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Kenneth E. Young, Esq.
William J. Bielefeld, Esq.
Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, PA 19104
Telephone: (215) 994-4000

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE*
$2,705,583.02	$327.92

* The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2019, equals $121.20 per million dollars of the value of the transaction.

 ☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $327.92
Form or Registration No.:  Schedule TO
Filing Party:  Corporate Capital Trust II
Date Filed:  February 19, 2019

 ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  Third-party tender offer subject to Rule 14d-1.
☒  Issuer tender offer subject to Rule 13e-4.
☐  Going-private transaction subject to Rule 13e-3.
☐  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed on February 19, 2019, with the Securities and Exchange Commission (the “SEC”) by Corporate Capital Trust II, an externally managed, non-diversified, closed-end management investment company that was formed as a Delaware statutory trust (the “Company”), in connection with the Company’s offer to purchase up to 316,813 shares of its issued and outstanding common shares of beneficial interest (the “Shares”) (representing 2.5% per quarter of the Company’s weighted average number of outstanding Shares for the trailing four quarters) at a purchase price of $8.54 per Share (the “Offer”). The Offer was made upon and subject to the terms and conditions set forth in the Company’s Offer to Purchase dated February 19, 2019 and related Letter of Transmittal.

The Offer terminated on March 27, 2019 at 4:00 p.m., Eastern Time (the “Expiration Date”) in accordance with its terms. As of the Expiration Date, a total of 111,046.614 Shares were validly tendered pursuant to the Offer and not withdrawn. In accordance with the terms of the Offer, the Company accepted for payment all of the Shares validly tendered in the Offer and not withdrawn, for an aggregate purchase price of $948,338.08.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2019

CORPORATE CAPITAL TRUST II

By: /s/ Stephen S. Sypherd
Name: Stephen S. Sypherd
Title: General Counsel